FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd.

1788 – 650 West Georgia St.

Vancouver, British Columbia, Canada, V6B 4N7

Item 2: Date of Material Change:

February 17, 2009

Item 3: News Release:

A news release dated and issued on February 17, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Uranium Mineralization in Granite at Grease River Project, Northern Athabasca Basin

Item 5: Full Description of Material Change:

Northwest Territories
Saskatchewan
Alberta
CAMSELL
GREASE
RIVER
ALBERTA
LAKE
ATHABASCA
POPLAR
HELMER
FOND
DU LAC
BLACK
LAKE
CARSWELL
0
25
50
Kilometres

ATHABASCA BASIN

Grease River Claims

Other CanAlaska Claims

Other Dispositions

Map Projection:
NAD 83, UTM ZONE 13

Map Drafted by: Brian King
Date: Feb. 2009

Location of Grease River Project

North-West Athabasca Region
Saskatchewan

CanAlaska Uranium Ltd.

Vancouver, Canada, February 17th, 2009 - CanAlaska Uranium Ltd. (TSX.V – CVV) (“CanAlaska” or the “Company”) is pleased to announce results from summer prospecting on its Grease River project. Multiple zones of uranium mineralization have previously been reported from basement rocks, just north of the northern limit of the Athabasca sandstone (see Press Release -  March 3, 2008).  Prospecting and mapping during summer 2008 concentrated on several structures with higher grade uranium, found during 2007 work, and areas of extensively mineralized granite.  The current results detail the sampling of non-magnetic granitic rocks at the margin of a granite plug along a strike length of 1.5 kilometres.

Grease River Project Location

The Grease River Project covers approximately 81,821 hectares of land (202,184 acres) in three separate claim blocks that extend from Bulyea River, north of Fond du Lac, to Marytnuik Lake, north of Stony Rapids, and covers four geological domains.

Shearika Ridge Uranium Mineralization

Sample, %U3O8 | Sample, %U3O8
OM471, 1.36 | RD291, 0.09
GK020, 0.6 | CH115, 0.09
GK017, 0.51 | GK011, 0.09
CH124, 0.34 | CH127, 0.09
CH118, 0.33 | RD285, 0.08
RD296, 0.26 | GK015, 0.08
JF029, 0.25 | CH114, 0.08
RD299, 0.23 | RD287, 0.08
JF028, 0.22 | RD286, 0.08
CH107, 0.21 | CH125, 0.07
RD284, 0.19 | CH117, 0.07
RD294, 0.18 | RD298, 0.07
CH109, 0.18 | CH126, 0.06
CH108, 0.18 | CH122, 0.06
RD297, 0.18 | GK016, 0.06
CH113, 0.18 | CH110, 0.05
CH123, 0.16 | GK019, 0.05
RD288, 0.15 | CH116, 0.05
RD289, 0.13 | RD278, 0.05
RD290, 0.12 | GK037, 0.05
CH112, 0.12 | RD295, 0.04
GK012, 0.1 | CH106, 0.04
RD300, 0.1 | AM143, 0.04
RD301, 0.1 | CH105, 0.03
Sample, %U3O8 | Sample, %U3O8
RD306, 0.895 | CH134, 0.13
RD305, 0.75 | CH131, 0.12
CH130, 0.47 | GK025, 0.12
JF027, 0.36 | CH133, 0.11
CH132, 0.32 | JF011, 0.08
GK023, 0.23 | RD307, 0.08
CH129, 0.21 | GK027, 0.06
GK028, 0.19 | JF015, 0.06
RD302, 0.19 | CH136, 0.05
CH135, 0.18 | RD303, 0.05
GK024, 0.18 | GK021, 0.04
GK022, 0.17 | JF008, 0.04
RD304, 0.14 | GK026, 0.02
RD308, 0.14
NORTHERN ZONE
CENTRAL ZONE
SOUTHERN ZONE
Sample, %U3O8
GK005, 0.24
RD277, 0.21
GK009, 0.19
RD276, 0.16
RD281, 0.15
RD279, 0.13
MG050, 0.13
RD280, 0.12
TP110, 0.11
MG052, 0.07
CH104, 0.06
TP113, 0.05
GK008, 0.05
RD283, 0.04
CH139, 0.02
MAGNETIC INTRUSIVE CONTACT
0 100 200
Metres
*only samples with U3O8 values > 0.1% are labeled
2008 ROCK SAMPLES
Boulder (sample #, U3O8 %)
Outcrop (sample #, U3O8 %)
Background: Airborne Radiometrics U/Th Ratio
NWT
NU
LOCATION
ATHABASCA BASIN
AB
SK
MB
CanAlaska Uranium Ltd.
Grease River Project
Shearika Ridge
Mapsheet: 74O
Scale:
Date: Feb. 2009
Drawn by: Brian King
Report:
Figure 1

An extensive zone of uranium mineralization in sheeted and stockwork-style brittle fractures in close sourced boulders and in white granite is located on the edge of a larger pink granite stock.  The thin fractures have pervasive uranium mineralization, with high to very high radioactivity.  Surface sampling of fractured and non fractured rock, as well as surface traverses using hand-held scintillometers, show the extensive nature of the uranium mineralization.  The following table of samples, details numerous sites of higher radioactivity over an area of 1.5 km X 0.5 km.  This area also shows extensive radioactivity from the airborne survey completed by CanAlaska in the previous season.  The sample location and table of results in the attached figure show the distribution of the sampling with the trend of the strong U/Th radiometric anomaly.

Example of fractured white granite at Shearika Ridge

Field Crew prospecting boulder field Grease River Property

Sampling high grade uranium mineralization in fractured white granite, Grease River Property

Table 1 Shearika Ridge and Local Area Uranium Samples

Sample	Target_Area	Type	Rock Type	U3O8%	Mo%	U/Th
OM471	Shearika	Outcrop	Pegmatite-Pink	1.36	0.13	6.70
AM122	Shearika	Boulder	Granite-White	0.99	0.05	8.98
JR396	Shearika	Boulder	Pegmatite-White	0.91	0.06	3.41
RD305	Shearika	Outcrop	Pegmatite-White	0.75	0.17	2.23
MG060	Shearika	Boulder	Pegmatite-White	0.65		6.37
OM432	Shearika	Boulder	Pegmatite-Pink	0.63	0.07	6.98
GK020	Shearika	Outcrop	Pegmatite-White	0.60		3.67
OM430	Shearika	Boulder	Granite-White	0.54	0.05	4.37
GK017	Shearika	Outcrop	Pegmatite-White	0.51	0.10	1.22
CH130	Shearika	Outcrop	Pegmatite-White	0.47		3.74
MG058	Shearika	Boulder	Granite-White	0.46		8.10
AM117	Shearika	Boulder	Pegmatite-White	0.37		2.26
JF027	Shearika	Outcrop	Pegmatite-White	0.36		2.92
CH124	Shearika	Outcrop	Pegmatite-White	0.34	0.09	3.39
AM116	Shearika	Boulder	Pegmatite-White	0.33		6.20
CH118	Shearika	Outcrop	Pegmatite-White	0.33		2.44
CH132	Shearika	Outcrop	Pegmatite-White	0.32		4.33
MG062	Shearika	Boulder	Pegmatite-White	0.32		3.43
OM427	Shearika	Boulder	Gneiss /Granitic	0.32		2.61
AK040	Shearika	Boulder	Granite-White	0.30	0.05	3.80
AK042	Shearika	Boulder	Granite-White	0.30		2.76
JR406	Shearika	Boulder	Granite-Pink	0.28		7.34
JR405	Shearika	Boulder	Pegmatite-White	0.28		3.36
AK039	Shearika	Boulder	Granite-White	0.27		4.09
RD296	Shearika	Outcrop	Pegmatite-White	0.26		4.89
CH188	Shearika	Boulder	Granite-White	0.26	0.08	1.95
OM465	Shearika	Boulder	Pegmatite-White	0.25		3.60
JF029	Shearika	Boulder	Pegmatite-White	0.25	0.06	2.23
OM421	Shearika	Boulder	Pegmatite-Pink	0.24		2.98
JR402	Shearika	Boulder	Pegmatite-White	0.24		1.88
GK005	Shearika	Outcrop	Pegmatite-White	0.24		1.35
GK023	Shearika	Outcrop	Pegmatite-White	0.23	0.06	4.53
CH121	Shearika	Boulder	Pegmatite-White	0.23		2.65
RD299	Shearika	Outcrop	Pegmatite-White	0.23		1.67
JF028	Shearika	Outcrop	Quartz Vein	0.22	0.10	2.95
DT078	Shearika	Outcrop	Granite-White	0.22		2.48
CH129	Shearika	Outcrop	Pegmatite-White	0.21	0.05	3.59
RD277	Shearika	Outcrop	Pegmatite-White	0.21		2.32
CH107	Shearika	Boulder	Pegmatite-White	0.21	0.10	0.83
OM431	Shearika	Boulder	Granite-White	0.19		6.26
RD302	Shearika	Outcrop	Pegmatite-White	0.19		3.32
RD284	Shearika	Outcrop	Quartz Vein	0.19		2.95
GK028	Shearika	Outcrop	Pegmatite-Pink	0.19		2.46
GK009	Shearika	Outcrop	Pegmatite-White	0.19		2.30
RD297	Shearika	Outcrop	Pegmatite-White	0.18		5.20
GK024	Shearika	Outcrop	Pegmatite-White	0.18		5.14
CH189	Shearika	Boulder	Granite-White	0.18		5.06
CH135	Shearika	Outcrop	Pegmatite-White	0.18		4.27
CH108	Shearika	Boulder	Pegmatite-White	0.18	0.05	2.17
CH113	Shearika	Outcrop	Quartz Vein	0.18		1.32
RD294	Shearika	Outcrop	Pegmatite-White	0.18	0.06	1.16
CH109	Shearika	Boulder	Pegmatite-White	0.18	0.05	0.99
RD293	Shearika	Outcrop	Pegmatite-White	0.18		0.41
MG059	Shearika	Boulder	Pegmatite-White	0.17		4.23
TP123	Shearika	Boulder	Granite-White	0.17		2.12
GK022	Shearika	Outcrop	Pegmatite-White	0.17		1.98
ES072	Shearika	Boulder	Quartz Vein	0.17		1.25
CH120	Shearika	Outcrop	Pegmatite-White	0.17		0.89
RD276	Shearika	Outcrop	Pegmatite-Pink	0.16		4.17
CH123	Shearika	Outcrop	Pegmatite-White	0.16	0.06	1.91
RD281	Shearika	Outcrop	Pegmatite-White	0.15		2.81
RD288	Shearika	Outcrop	Pegmatite-White	0.15		2.48
OM428	Shearika	Boulder	Gneiss-/Granitic	0.15		2.19
CH140	Shearika	Outcrop	Granite-Pink	0.15		1.82
RD304	Shearika	Outcrop	Pegmatite-White	0.14	0.05	3.11
RD308	Shearika	Outcrop	Pegmatite-White	0.14		2.22
OM424	Shearika	Boulder	Pegmatite-White	0.14		1.82
CH187	Shearika	Boulder	Pegmatite-Pink	0.14	0.04	1.62
RD289	Shearika	Outcrop	Pegmatite-White	0.13		2.99
RD279	Shearika	Outcrop	Pegmatite-White	0.13		1.98
MG050	Shearika	Boulder	Granite-White	0.13		1.41
OM422	Shearika	Boulder	Pegmatite-Pink	0.13		1.08
CH134	Shearika	Outcrop	Pegmatite-White	0.13		0.40
CH131	Shearika	Outcrop	Pegmatite-White	0.12	0.05	3.99
CH112	Shearika	Outcrop	Pegmatite-White	0.12		2.94
RD290	Shearika	Outcrop	Pegmatite-White	0.12		2.61
RD280	Shearika	Outcrop	Pegmatite-White	0.12		1.76
GK025	Shearika	Outcrop	Pegmatite-White	0.12		0.30
AK041	Shearika	Boulder	Granite-White	0.11		4.77
CH133	Shearika	Outcrop	Pegmatite-White	0.11	0.10	4.21
TP125	Shearika	Outcrop	Granite-Pink	0.11		1.90
TP110	Shearika	Outcrop	Granite-White	0.11		1.11
RD300	Shearika	Outcrop	Pegmatite-White	0.10		2.47
JR400	Shearika	Boulder	Granite-White	0.10		2.18
GK012	Shearika	Outcrop	Pegmatite-White	0.10		2.10
RD301	Shearika	Outcrop	Pegmatite-White	0.10		0.58
JR403	Shearika	Boulder	Granite-White	0.09		5.78
CH127	Shearika	Outcrop	Pegmatite-White	0.09		2.55
RD291	Shearika	Outcrop	Pegmatite-White	0.09		2.34
GK011	Shearika	Outcrop	Pegmatite-Pink	0.09		1.57
CH115	Shearika	Outcrop	Quartz Vein	0.09		1.33
RD292	Shearika	Outcrop	Pegmatite-White	0.09		0.40
MG047	Shearika	Outcrop	Granite-White	0.09		0.33
RD307	Shearika	Outcrop	Pegmatite-White	0.08		3.26
RD286	Shearika	Outcrop	Pegmatite-White	0.08		3.20
RD287	Shearika	Boulder	Pegmatite-White	0.08		2.52
CH114	Shearika	Outcrop	Pegmatite-White	0.08		1.78
GK015	Shearika	Outcrop	Pegmatite-Pink	0.08		1.69
JF011	Shearika	Outcrop	Pegmatite-Pink	0.08		1.10
RD285	Shearika	Outcrop	Pegmatite-White	0.08	0.12	1.01
DT076	Shearika	Outcrop	Granite-White	0.07		2.48
ES071	Shearika	Boulder	Granite-White	0.07		2.18
CH125	Shearika	Outcrop	Pegmatite-White	0.07		1.87
TH015	Shearika	Boulder	Granite-Pink	0.07		1.84
CH117	Shearika	Outcrop	Pegmatite-White	0.07		1.47
RD298	Shearika	Outcrop	Pegmatite-White	0.07		1.44
MG052	Shearika	Boulder	Granite-White	0.07		1.42
JF015	Shearika	Boulder	Pegmatite-Pink	0.06		4.00
AM112	Shearika	Boulder	Pegmatite-White	0.06		2.35
WB010	Shearika	Outcrop	Gneiss-/Granitic	0.06		2.06
CH104	Shearika	Outcrop	Pegmatite-White	0.06		1.67
GK027	Shearika	Outcrop	Pegmatite-White	0.06		1.62
GK016	Shearika	Outcrop	Pegmatite-White	0.06		1.59
OM426	Shearika	Boulder	Pegmatite-White	0.06		1.46
CH122	Shearika	Outrcop	Pegmatite-White	0.06		1.38
JR401	Shearika	Boulder	Granite-White	0.06		0.89
CH126	Shearika	Outcrop	Pegmatite-White	0.06		0.69
RD303	Shearika	Outcrop	Pegmatite-White	0.05		5.49
AK038	Shearika	Boulder	Granite-White	0.05		2.46
GK019	Shearika	Outcrop	Pegmatite-White	0.05		2.33
RD278	Shearika	Outcrop	Pegmatite-White	0.05		2.07
CH116	Shearika	Outcrop	Pegmatite-White	0.05		1.96
GK008	Shearika	Outcrop	Pegmatite-White	0.05		1.85
CH110	Shearika	Outcrop	Pegmatite-White	0.05		1.40
CH137	Shearika	Boulder	Pegmatite-White	0.05		1.29
CH136	Shearika	Outcrop	Pegmatite-White	0.05		1.23
GK037	Shearika	Outcrop	Pegmatite-White	0.05		0.89
RD306	Shearika	Outcrop	Pegmatite-White	>1.2%

The Grease River claims (81,821ha) were staked to cover areas with extremely high uranium in lake sediments coinciding with high uranium-thorium ratios and high total radioactivity as defined by earlier surveys carried out by the Geological Survey of Canada.  The areas also correspond to the intersection of two geological boundaries, one of which is the Grease River Fault, a major shear zone over 5 kilometres wide.  Several showings were known to occur within the southern claims of the new project, with historical surface samples of up to 1.6% U3O8 in sheared metasediments, before the commencement of the current exploration programs.  In 2007 and 2008, CanAlaska survey crews completed sampling of over 20 separate zones of uranium mineralization on the Grease River project, and identified multiple zones of uranium mineralization associated with pegmatites, granites and cross cutting structures.  The 2008 work concentrated on the profile of the larger targets.  The Shearika ridge target is the largest zone of continuous mineralization on the property.  This zone requires drill testing to establish average uranium grades and depth extent to the known mineralization.

Table 2: Other Zones of Uranium Mineralization - Grease River Project

Sample	Target_Area	Type	Rock Type	U3O8%	Mo%	U/Th
TH008	Fontaine Lake	Outcrop	Granite-Pink	0.22		0.59

ES078	Davenport Lake	Outcrop	Quartz Vein	0.11		2.35
RD275	Davenport Lake	Boulder	Granite-White	0.06		1.51

RD270	Addie	Outcrop	Granite-Pink	1.28		688
RD271	Addie	Outcrop	Granite-Pink	1.08		1599
RD272	Addie	Outcrop	Pegmatite-Pink	0.16	0.04	3.0

RD267	Bradley	Outcrop	Amphibolite	0.82		8642
RD268	Bradley	Outcrop	Pelite	0.13		141

FT001	Melanchuk Lake	Boulder	Granite-White	0.14		2.61
CH185	Melanchuk Lake	Boulder	Granite-White	0.14		1.64
AS001	Melanchuk Lake	Boulder	Pegmatite-Pink	0.11		1.58
CH183	Melanchuk Lake	Boulder	Granite-White	0.10		2.50
TP151	Melanchuk Lake	Outcrop	Granite-White	0.10		1.14
TP150	Melanchuk Lake	Outcrop	Granite-White	0.07		0.51
CH184	Melanchuk Lake	Boulder	Granite-White	0.06		2.35
CH182	Melanchuk Lake	Boulder	Granite-White	0.05		2.49
CH180	Melanchuk Lake	Boulder	Granite-White	0.05		1.70
CH181	Melanchuk Lake	Boulder	Granite-White	0.05		1.05

The 2008 prospecting work on the Grease River property complemented the 2007 prospecting. The observed mineralization is of two styles; high U/Th (>20) and low U/Th. Both occur predominantly in pegmatitic to granitic rocks. The high U/Th samples are interpreted to be derived from secondary (hydrothermal) enrichment, whereas the low U/Th are metamorphic/intrusive enrichments.

Most of the work concentrated on the Sherika Ridge area, the best exposed 1.5 km of a 7 km long contact zone between a granite and paragneisses. White to pink pegmatites intrude a 500 metre wide paragneiss selvage and are uranium-enriched. Uranium occurs associated with biotite clusters and in fractures, sometimes along the contact with the paragneiss.

Similar mineralization was observed at Melanchuk Lake,  south-west of the Sherika Ridge and as well at the Davenport showings. Additional prospecting in the Addie lake area produced good results (up to 1.28 % U3O8) with a very high U/Th ratio indicative of low temperature, hydrothermal, mineralization. Similar mineralization was observed in a 50 cm wide shear that was followed for 30 metres before disappearing in overburden at the Bradley showing. Locations of Davenport Lake, Addie Lake and the Bradley occurrences are shown on figure 2 of CanAlaska's March 3rd, 2008 news release.

All of the samples from the Grease River project were submitted to Acme Laboratories Vancouver, an ISO 9001:2000 accredited and qualified Canadian laboratory, for the Group 4B analysis.  These samples were analyzed for uranium and multi-element geochemistry by tri-acid digestion and ICP-MS.  High grade uranium samples were assayed by Saskatchewan Research Laboratories and analyzed for multi-element geochemistry, including uranium and other elements by tri-acid digestion and ICP.    The samples were collected by CanAlaska field geologists under the supervision of Dr. Karl Schimann, and were shipped in secure containment to the qualified Canadian laboratories noted above.

The Grease River Project is presently under option to Uranium Prospects plc and Yellowcake plc.  Uranium Prospects and Yellowcake may earn 51% and 9% respective ownership interests in the project by contributing a total of Cdn$5 million in exploration expenditures and sundry consideration in cash and common shares.

Peter Dasler, M.Sc, P. Geo. is the Qualified Person for this news release.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 17th day of February 2009.